SNM GLOBAL HOLDINGS, INC.

TERM SHEET

Hair Expressions Academy Inc

Rockville & Jessup , Maryland

The following is a non-binding term sheet structuring a joint venture project between SNM Global Holdings, Inc. ("SNM") and Hair Expressions Academy Inc T/A Hair Expressions Paul Mitchell Partner School and Paul Mitchell the School - Jessup. After sale Katherine Sturm and Stephanie Brown will become Hair Expressions Academy Inc for the sake of this term sheet. The following terms are intended for building framework for the joint venture and establish an understanding between the Parties.

Purpose	*The purpose of the joint venture is to combine the efforts of funding raising, marketing and brand building capacities of SNM with Hair Expressions Academy Inc. The Parties intend to memorialize the terms of this joint venture, as amended, in a formal definitive agreement.*
Consideration	*In exchange for 50% of the total ownership of Hair Expressions Academy Inc, SNM will pay an aggregate of $4,600,000.00, consisting of $1,600,000.00 up front cash and $700,000.00 within in one year of cash to total $2,300,000.00 for 50% towards SNM and 50% towards Hair Expressions Academy Inc. 50% of net will be paid by Hair Expressions Academy Inc. to Ed Ruiz until balance is paid in full.* *Real Estate assets are not to be included in this joint venture, and will not be included in a definitive agreement.*

SNM GLOBAL HOLDINGS, INC.

SNM Global Holdings, Inc.

4/18/17

Troy Lowman, President

AGREED AND ACCEPTED by: Hair Expressions Academy Inc.

4-13-17

By: Ed Ruiz

Date

Title: owner

SNM GLOBAL HOLDINGS, INC.

Responsibilities

Hair Expressions Academy Inc. shall be responsible for all school management, marketing and sales decision. Hair Expressions Academy Inc. shall also provide SNM Global timely quarterly updates via email and/or newsletter.

SNM will be responsible for all accounting and fiduciary responsibilities.

Profit Share

Any and all of the net profits from Hair Expressions Academy Inc. shall be shared 50/50 between SNM Global and Hair Expressions Academy Inc.

Risks

All Parties understand and agree that this joint venture carries certain risks. Neither party makes any guarantee or warranty otherwise in regards to the success of the joint venture, except those representations and warranties stated in a final definitive agreement.

Representations and Warranties

In addition to standard representations and warranties, the Parties do hereby represent and warrant the following:

- *SNM hereby represents and warrants that it has the capacity, as a publicly traded company, to raise sufficient funds for the purpose of the joint venture;*
- *Hair Expressions Academy Inc represents and warrants that the all products are free and clear of all liens and encumbrances and that all products are properly licensed.*

The undersigned does hereby agree to the intent and purpose of this Term Sheet as it relates to a joint venture between SNM Global Holdings, Inc. and Hair Expressions Academy Inc. The Parties understand and agree that this terms set forth may be amended prior to entering into a definitive agreement after the parties have completed their respective due diligence.